

October 14, 2021

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
c/o The Keffi Group Ltd
500 Fifth Avenue
New York, New York 10110

> **Re: bleuacacia ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 5, 2021**
> **File No. 333-257240**

Dear Mr. Zeitlin:

     We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on S-1

General

1.   Please update your financial statements to include the interim period ended June 30, 2021. Refer to Rule 8-08 of Regulation S-X.

     You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if you have questions regarding the comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Valerie Ford Jacob, Esq.